 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* BEYSTER, J. ROBERT (Last) (First) (Middle) 1241 CAVE STREET M/S L-1 (Street) LA JOLLA, CA 92037 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          CHAIRMAN OF THE BOARD, CEO AND PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 07, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/07/2003		G | V	6,723 | D |	2,758,107	I	By Trust
Class A Common Stock					655 (1)	I	By 401(k) Plan
Class A Common Stock					2,103 (3)	I	By ESRP (4)
Class A Common Stock					49,446	I	By Foundation
					(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

BEYSTER, J. ROBERT - April 07, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: N. Walker, Attorney-in-fact, for 04-11-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

BEYSTER, J. ROBERT - April 07, 2003
Form 4 (continued)
FOOTNOTE Descriptions for SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Form 4 - April 2003

J. ROBERT BEYSTER
1241 CAVE STREET
M/S L-1
LA JOLLA, CA 92037
Explanation of responses:

(1)   During the period of January 1, 2003 through March 31, 2003, the reporting person acquired 43 shares of SAIC Class A Common Stock under the SAIC 401(k) Plan. The balance is pursuant to the reporting person's most recent account statement available.
(2)   The reporting person no longer has a reportable beneficial interest in 176,407 shares of SAIC Class A Common Stock owned by his son's trust and included in the reporting person's prior ownership reports.
(3)   During the period of January 1, 2003 through March 31, 2003, the reporting person acquired 269 shares of SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan. The balance is pursuant to the reporting person's most recent account statement available.
(4)   By SAIC Employee Stock Retirement Plan

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